Exhibit 99.10(b)
Consent of Independent Registered Public Accounting Firm
The Board of Directors
The Lincoln National Life Insurance Company:
We consent to the use of our report dated August 11, 2021, with respect to the statements of net assets of each of the subaccounts that comprise Variable Account K of Lincoln Life Assurance Co of Boston (File No. 811-06329) as of December 31, 2020, the related statements of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and related notes and financial highlights for each of the two years in the period then ended, included in the Statement of Additional Information, which is part of this registration statement on Form N-4 and to the reference to our firm under the heading “Experts” in the Statement of Additional Information.

/s/ Mitchell & Titus, LLP
Philadelphia, PA
October 1, 2021